September 5, 2008

Via EDGAR and U.S. Mail

Mr. Stephen Krikorian
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Access Integrated Technologies, Inc.
Form 10-K for the fiscal year ended March 31, 2008
Filed on June 16, 2008
Form 10-K/A for the fiscal year ended March 31, 2008
Filed on June 26, 2008
Form 8-K
Filed on June 12, 2008
Definitive Proxy Statement on Schedule 14A
Filed on July 28, 2008

File No. 000-51910

Dear Mr. Krikorian:

On behalf of Access Integrated Technologies, Inc. (“AccessIT” or the “Company”), set forth below are the Company’s responses to your letter of comment dated August 6, 2008 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008, (the “Form 10-K”), the Company’s Amendment No. 1 to Form 10-K on Form 10-K/A (the “Form 10-K/A”), the Company’s Form 8-K filed on June 12, 2008 (the “Form 8-K”), and the Company’s

Mr. Stephen Krikorian
September 5, 2008
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Definitive Proxy Statement on Schedule 14A filed on July 28, 2008 (the “Form DEF 14A”), as applicable.

Form 10-K for the fiscal year ended filed March 31, 2008

Item 1. Business, page 1

1.
You disclose that five customers each represented 10% or more of AccessIT DC’s revenues and AccessIT DC’s customers comprised 78.7% of Media Services’ revenues.  In addition, you disclose that Overture Films, Summit Entertainment, and 20th Century Fox each comprised approximately 41.9%, 12.4%, and 11.8%, respectively, of AccessIT SW’s revenues for the fiscal year ended March 31, 2008. Please disclose whether any of your customers represented 10% or more of the company’s consolidated revenues. Discuss your relationship with any such customers and provide us with an analysis as to why you have determined that your agreements, if any, with these customers do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company advises the United States Securities Exchange Commission staff (the “Staff”) that none of the Company’s customers represented 10% or more of the Company’s consolidated revenues for the year ended March 31, 2008.

The Company does not have any specific relationships with its customers.  The Company’s customer agreements with its customers were not filed pursuant to Item 601(b)(10) of Regulation S-K as they were made in the ordinary course of business and are not material to the Company on a consolidated basis.

Other, page 11

2.
Please consider adding a corporate organization chart that provides a graphic representation of the company’s business and its three reporting segments. To the extent material, please include the company’s subsidiaries to show the relationship between the company and the entities you discuss in this section.

RESPONSE:

The Company agrees with the Staff that a corporate organization chart would be helpful to readers of its financial information. The Company has added the suggested

Mr. Stephen Krikorian
September 5, 2008
Page Three

organization chart to the Form 10-Q for the quarter ended June 30, 2008 (the “Form 10-Q”), and it will continue to include this chart in future filings as necessary.

Item 5.  Market for Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Sales of Unregistered Securities, page 21

3.	For the sale of unregistered securities you disclose on page 21, disclose the identity of persons or class of persons as to whom the securities were sold in accordance with Item 701 of Regulation S-K.

RESPONSE:

The persons referred to on page 21 were the purchasers of the Company’s senior notes issued in August 2007 (referred to as the 2007 Senior Notes).  The shares so described were issued as payment of interest on the 2007 Senior Notes.  The discussion regarding the sale of unregistered securities on page 21 will be revised in future filings, to more clearly provide the required disclosure in future filings.

Management’ s Discussion and Analysis of Financial Condition and Results of Operations

4.
Please consider expanding this section to include known trends, demands, commitments, events and uncertainties. This disclosure should provide material historical and prospective disclosure enabling investors to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. Disclosure should be based on financial, operational, and other information known to you as well as known trends and uncertainties and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. See SEC Release No. 33-8350. For example, consider discussing the impact of the Phase II deployment and the working capital that you will need and expect to raise in order to implement the Phase II deployment. Discuss the financing that you intend to enter into and your course of action if you are unable to secure financing.

RESPONSE:

The Company acknowledges the requirement to provide such information, and will make additional Management’s Discussion and Analysis of Financial Condition and Results of

Mr. Stephen Krikorian
September 5, 2008
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Operations (“MD&A”) disclosures in future filings as necessary.  In the Form 10-Q the Company has made certain additional disclosures, for example, regarding its Phase II deployment the Company has disclosed the following:

“Our Phase II Deployment would require the purchase of up to 10,000 digital cinema projection systems, which together with installation and related costs, could aggregate approximately $700 million.  The cost of such equipment is expected to be funded with a combination of long term debt and payments from exhibitors and other third parties.  The Company is currently pursuing various financing options with private parties in connection with the proposed Phase II Deployment.  If none of such options is successful, the Company will reconsider alternatives.”

As further discussed in the response to Comment 7, the Company is operating in an emerging industry area, and will also consider making additional disclosure of key metrics and drivers in the businesses in which it operates, that are expected to impact the Company’s financial condition.

Critical Accounting Policies, page 23

5.
Your critical accounting policies should describe your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. For instance, you should provide an enhanced discussion of the estimates and assumptions used in your customized software development contracts accounted for on a percentage-of-completion basis. Also, consider providing a discussion of impairment testing on goodwill, intangible assets and fixed assets since your disclosures on page F-10 appear to indicate these areas require significant estimates and judgment. Disclosure should be considered as to why these material accounting estimates and assumptions bear the risk of change, how you arrived at the estimate, the accuracy of the estimate/assumption in the past, how they have changed, and any reasonably likely future changes. We refer you to Section V of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE:

The Company notes the Staff’s comment and will expand its disclosure in future filings for revenue recognition, goodwill and other items in accordance with Section V of SEC Release No 33-8350, regarding estimates and assumptions associated with such critical accounting policies.  The Company has already made certain additions to the accounting

Mr. Stephen Krikorian
September 5, 2008
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policy disclosure in the Form 10-Q.  The percentage of completion basis of accounting relates to only one particular contract, for a custom software application, which is not material to the Company as a whole.  The Company will revise its disclosure in future filings to indicate this fact, and it will provide details of the amounts involved.  An example of the additional disclosure that the Company plans to add in future filings, in the case of goodwill impairment testing and fixed assets, is as follows:

Goodwill and intangible assets:  Carrying values of goodwill and other intangible assets with indefinite lives are reviewed for possible impairment in accordance with SFAS No. 142.  We test our goodwill for impairment in accordance with the applicable accounting literature.  We test our goodwill for impairment annually and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired.  We review the value of our fixed assets and intangible assets in accordance with SFAS No. 144 whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.  We estimate the fair value of goodwill and intangible assets resulting from business combinations, primarily relying upon third party valuation reports which utilize discounted future cash flows of the associated products and services.  It is possible that the estimates and assumptions used in assessing the carrying value of these assets, such as future sales and expense levels, may need to be reevaluated in the case of continued market deterioration, which could result in impairment of these assets.

Fixed Assets:  Useful lives are determined based on an estimate of either physical or economic obsolescence, or both.  During the last three fiscal years the Company has not made any revisions to estimated useful lives, nor recorded any impairment charges on its fixed assets.

Results of Operations, page 25

6.
We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosure on page 25 indicates that the $30.3 million increase in revenues during fiscal 2007 was driven largely by the ACS Acquisition, VPF revenues, license fees earned for your TCC software and the Bigger Picture Acquisition offset by revenues from your IDCs. As another example, your disclosure on page 27 indicates that the $4.4 million increase in direct operating costs during fiscal 2008 was due to the acquisition of ACS, minimum guaranteed obligations under the theatre advertising agreements with exhibitors for displaying cinema adverting, the acquisition of The Bigger Picture and the IDC disposition. Tell us your consideration of quantifying

Mr. Stephen Krikorian
September 5, 2008
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each source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation:  Management’s Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

RESPONSE:

The Company notes the Staff’s comment, and will provide additional quantification of changes in key financial statement items in future filings, in accordance with SEC Release 33-6835.  For example, the Company has enhanced certain disclosures to the Form 10-Q, as shown below.

Results of Operations for the Three Months Ended June 30, 2007 and 2008

Revenues

	For the Three Months Ended June 30,
($ in thousands)	2007	2008	Change
Revenues:
Media Services	$11,013	$14,652	33%
Content & Entertainment	6,802	5,590	(18)%
Other	331	328	(1)%
	$18,146	$20,570	13%

Revenues increased $2.4 million or 13%.  The increase in revenues was primarily due to a 40% increase in VPF revenues, in the Media Service segment, attributable to the increased number of Systems installed in movie theatres, following the completion of our Phase I Deployment.  We also experienced a 35% increase in revenues from delivery of movies to digitally equipped theatres, due to the increase in the number of such theatres over the last year.  The gains were partially offset by a 17% decline in in-theatre advertising revenues, in the Content & Entertainment segment, mostly attributable to the elimination of various under performing customer contracts.  We also experienced a decline in software revenues, due to one-time license fees from our Theater Command Center software realized during the Phase I Deployment.  We expect these software license fees to resume upon either an anticipated further domestic deployment of Systems (“the Phase II Deployment”), or an international deployment of Systems. There were 2,692 Systems installed at June 30, 2007 compared to 3,723 Systems installed at June 30, 2008.  We expect revenues to generally remain near current levels until there is an increase in the number of Systems deployed from our anticipated Phase II Deployment, due to the resultant VPFs and other revenue sources including content delivery and distribution of alternative content generated from digitally equipped movie theatres.

The Company also recognizes the requirement to further specify the dollar amount of material changes and will do so in future filings in addition to a textual discussion of the changes.

Mr. Stephen Krikorian
September 5, 2008
Page Seven

Liquidity and Capital Resources, page 28

7.
Your discussion of cash used in operating activities appears to be a mere recitation of changes and other information evident from the financial statements. Your disclosures should focus on the primary drivers of and other material factors necessary to provide an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. Tell us what consideration you gave to providing the disclosure in accordance with the related interpretive guidance in to Section IV.B of SEC Release No. 33-8350.

RESPONSE:

The Company acknowledges the Staff’s comment and will undertake an enhanced discussion of the primary drivers of its business in future filings using the guidance in SEC Release No. 33-8350.  As the Company’s business model has shifted since 2003 to focus on the emerging opportunities in the digital cinema area, including the generation of VPF revenues, and delivering content to digitally-equipped theatres, much of the Company’s cash flow is dependent on the number of digitally-released movie titles generated by the Hollywood studios, and also on the number of movie theater screens on which those movies are shown.  However, since this is still an emerging business model with only a small number of market participants, there is a lack of historical data to cite as the basis for future expectations.  The Company will also discuss its overall business plan and resources available to meet its cash needs.

Subsequent Events. page 31

8.
You disclose that in May 2008, the company “filed a registration statement on Form S-3 to register an additional 500,000 shares of Class A Common Stock for future interest payments on the 2007 Senior Notes.” Please revise this disclosure to clarify that the registration statement was for the resale of the 500,000 shares of Class A Common Stock by certain selling shareholders and not an issuance by the company.

RESPONSE:

This section will be revised in future filings to state that the Company “filed a registration statement on Form S-3 to register the resale by selling stockholders of an additional

Mr. Stephen Krikorian
September 5, 2008
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500,000 shares of Class A Common Stock for future interest payments on the 2007 Senior Notes.”

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 32

9.	Please provide the quantitative disclosure regarding the interest rate risk that you disclose as required by Item 305(a) of Regulation S-K. or tell us why disclosure is not warranted.

RESPONSE:

The Company notes the Staff’s comment with respect to interest rate risk.  The Company proposes to revise the disclosure to reflect its interpretation of Item 305(a) of Regulation S-K and its usefulness to its investors by including the following:

Interest Rate Sensitivity.  Interest to be paid by us on our GE Credit Facility is the only debt with a floating interest rate.  Beginning April 1, 2008, the Company entered into an interest rate swap whereby we fixed a portion (90%) of our interest with respect to the credit facility at 7.3%.  The interest rate swap will be in effect until 2013, when the GE Credit Facility is expected to be fully repaid.  Additionally, at March 31, 2008, the remaining portion of the GE Credit Facility that is subject to variable interest rates is approximately $22.0 million.  Therefore, every 1% increase or decrease in interest rates would cause our annual interest expense to increase or decrease by $220,000.

Consolidated Financial Statements

Consolidated Statements of Operations. page F-4

10.
We note that you present a single line in the consolidated statements of operations for revenues and cost of revenues. The disclosures throughout your filing appear to indicate that you are offering both products (i.e. software) and services. Tell us how your presentation complies with Rule 5-03 of Regulation S-X.

RESPONSE:

The Company notes the Staff’s comment, and believes that it adhered to the disclosure requirement of Rule 5-03 of Regulation S-X.  Rule 5-03 of Regulation S-X indicates that income statement sub-captions are to be presented for those sub-captions that are in excess of 10% of total revenue.  During the year ended March 31, 2008, service revenue accounts for the majority (95% for fiscal year 2008) of the Company’s consolidated

Mr. Stephen Krikorian
September 5, 2008
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revenues, and only an insignificant amount is classified as product revenue (i.e. concession sales from the Company’s sole movie theater and certain software products).  The Company’s product sales were not in excess of 10% of the total revenues.

Consolidated Statements of Cash Flows. page F-5

11.
We note from your disclosures on pages F-25 and F-26 that the One Year Senior Notes and the Excel Term Note were repaid using a portion of the proceeds from the August 2007 Private Placement. Tell us where the repayments of these debt facilities are reflected on the face of your statement of cash flows for the fiscal year ended March 31, 2008. Refer to paragraphs II through 13 of SFAS 95.

RESPONSE:

The holders of $18.0 million of One Year Senior Notes (which totaled $22.0 million) became note holders of the 2007 Senior Notes and the $18.0 million was included as part of the $55.0 million that was raised in the August 2007 Private Placement, without a direct repayment of the $18.0 million.  On the statement of cash flows, ($4.0) million is included in the ($17,372) in the line item “Repayment of notes payable”.  The remaining amount of $18.0 million is shown under footnote 9, Supplemental Cash Flow Disclosure on the line item “Repayment of One Year Senior Notes”.  Since there was no monetary transfer between the Company and the note holders for the $18.0 million, this amount was also excluded from the $36,891 on the line item “Proceeds from 2007 Senior Notes” on the statement of cash flows.  As this follows the actual cash flows from this transaction we believe this presentation is consistent with the requirements of SFAS 95.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-l4

12.
Tell us your consideration of reorganizing the presentation in your revenue recognition policy to conform to your realigned your segments. In this respect, your revenue recognition policy appears to indicate that your business is still organized around the Media Services segment and Data Services segment rather than the Media Services segment, Content & Entertainment segment and Other segment. Indicate the amount of revenues generated from your Media Services segment, Content & Entertainment segment and Other segment for each year presented.

Mr. Stephen Krikorian
September 5, 2008
Page Ten

RESPONSE:

The Company acknowledges the Staff’s comment and agrees that the revenue recognition policy disclosure should be consistent with the Company’s segment reporting.  The Company has modified the disclosure as follows in the 10-Q, and such modified disclosure will be included in all future filings to the extent applicable.  The Company will also state the amount of revenues generated by segment in the segment footnote.  For the year ended March 31, 2008 revenues generated in the media services, content and entertainment and other segment were $53.9 million, $25.8 million, and $1.3 million, respectively.

REVENUE RECOGNITION

Media Services

Media Services revenues are generated as follows:

Revenues consist of:	Accounted for in accordance with:
Software licensing, including customer licenses and application service provider (“ASP Service”) agreements.	Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”
Software maintenance contracts, and professional consulting services, which includes systems implementation, training, custom software development services and other professional services, delivery revenues via satellite and hard drive, data encryption and preparation fee revenues, satellite network monitoring and maintenance fees, virtual print fees (“VPFs”) and alternative content fees (“ACFs”).
Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition in Financial Statements” (“SAB No. 104”).

Software licensing revenue is recognized when the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred and no significant obligations remain, (c) the fee is fixed or determinable and (d) collection is determined to be probable. Significant upfront fees are received in addition to periodic amounts upon achievement of

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September 5, 2008
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contractual events for licensing of the Company’s products. Such amounts are deferred until the revenue recognition criteria have been met, which typically occurs upon delivery and acceptance.

Revenues relating to customized software development contracts are recognized on a percentage-of-completion method of accounting.

Deferred revenue is recorded in cases where:  (1) a portion or the entire contract amount cannot be recognized as revenue, due to non-delivery or acceptance of licensed software or custom programming, (2) incomplete implementation of ASP Service arrangements, or (3) unexpired pro-rata periods of maintenance, minimum ASP Service fees or website subscription fees. As license fees, maintenance fees, minimum ASP Service fees and website subscription fees are often paid in advance, a portion of this revenue is deferred until the contract ends. Such amounts are classified as deferred revenue and are recognized as revenue in accordance with the Company’s revenue recognition policies described above.

Managed Services’ revenues, which consist of monthly recurring billings pursuant to network monitoring and maintenance contracts, are recognized as revenues in the month earned, and other non-recurring billings are recognized on a time and materials basis as revenues in the period in which the services were provided.

VPFs are earned pursuant to contracts with movie studios and distributors, whereby amounts are payable to the Company according to a fixed fee schedule, when movies distributed by the studio are displayed on screens utilizing the Company’s digital cinema equipment installed in movie theatres.  The Company recognizes VPF revenue in the period in which the movie opens for audience viewing.

ACFs are earned pursuant to contracts with movie exhibitors,  whereby amounts are payable to the Company, generally as a percentage of the applicable box office revenue derived from the exhibitor’s showing of content other than feature films, such as concerts and sporting events (typically referred to as “alternative content”).  The Company recognizes ACF revenue in the period in which the alternative content opens for audience viewing.

Content & Entertainment

Content & Entertainment revenues are generated as follows:

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September 5, 2008
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Revenues consist of:	Accounted for in accordance with:
Movie theatre admission and concession revenues.	SAB No. 104
Cinema advertising service revenues and distribution fee revenues.	SOP 00-2, “Accounting by Producers or Distributors of Films” (“SOP 00-2”)

Cinema advertising service revenue, and the associated direct selling, production and support cost, is recognized on a straight-line basis over the period the related in-theatre advertising is displayed, pursuant to the specific terms of each advertising contract. The Company has the right to receive or bill the entire amount of the advertising contract upon execution, and therefore such amount is recorded as a receivable at the time of execution, and all related advertising revenue and all direct costs actually incurred are deferred until such time as the a in-theatre advertising is displayed.

The right to sell and display such advertising, or other in-theatre programs, products and services, is based upon advertising contracts with exhibitors which stipulate payment terms to such exhibitors for this right. Payment terms generally consist of either, fixed annual payments or annual minimum guarantee payments, plus a revenue share of the excess of a percentage of advertising revenue over the minimum guarantee, if any.  The Company recognizes the cost of fixed and minimum guarantee payments on a straight-line basis over each advertising contract year, and the revenue share cost, if any, in accordance with the terms of the advertising contract.

Distribution fee revenue is recognized for the theatrical distribution of third party feature films and alternative content at the time of exhibition based on the Company’s participation in box office receipts.  The Company has the right to receive or bill a portion of the theatrical distribution fee in advance of the exhibition date, and therefore such amount is recorded as a receivable at the time of execution, and all related distribution revenue is deferred until the third party feature films’ or alternative content’s theatrical release date.

Other

Other revenues, attributable to the Access Digital Server Assets, were generated as follows:

Mr. Stephen Krikorian
September 5, 2008
Page Thirteen

Revenues consist of:	Accounted for in accordance with:
Hosting and network access fees.	SAB No. 104

Since May 1, 2007, the Company’s IDCs have been operated by FiberMedia pursuant to a master collocation agreement.  Although the Company is still the lessee of the IDCs, substantially all of the revenues and expenses are being realized by FiberMedia and not the Company.

13.
We note that you indicate each of your sources of revenue in the table provided in your revenue recognition policy disclosure. Ensure that your policy discussion describes the timing of recognition and the basis for meeting the relevant revenue recognition criteria for each type of deliverable you offer. Provide us with any proposed revisions to your disclosures describing how you recognize revenue. Refer to SAB Topic 13B, Question 1.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the revenue recognition policy disclosure to include more information regarding its major sources of revenue, particularly virtual print fees.  Please refer to the response to Comment 12 above.

14.
For each source of revenue accounted for in accordance with SAB No. 104, tell us how you considered the guidance it EITF 03-05 and paragraph 2 of SOP 97-2 in determining that your arrangements fall within the scope of SAB No. 104. Explain how you determined that any software is incidental and not essential to the functionality of the non-software items. Describe the nature of your maintenance and services.

RESPONSE:

The Company has determined that EITF 03-05 does not apply to its business because it does not have any non-software deliverables in its software-related customer contracts.  The Company does not sell any material amount of computer hardware, and such computer hardware is not bundled with computer software.  Software licensing is accounted for under SOP 97-2, however other services, such as IT consulting and software maintenances services, are covered by separate contractual arrangements and are not viewed by the Company as being within the scope of SOP 97-2, and the Company has considered these as being under the scope of SAB 104.

15.	We note from your disclosure in the table that ASP Service arrangements are accounted for in accordance with SOP 97-2. Describe the nature of these arrangements. Tell us how

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September 5, 2008
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you considered the guidance in EITF 00-3 in accounting for your arrangements to provide ASP services. In this regard, indicate whether the customer has the right to take possession of the software at any time during the arrangement without significant penalty or costs and whether it is feasible for the customer to either run the software on its own hardware or contract with another unrelated party to host the software without significant penalty. Tell us the amount of revenue generated under the ASP Service arrangements for each period presented.

RESPONSE:

Revenue from ASP service arrangements is recognized ratably over the term of the agreement without regard to bifurcating the host service and the right to use the software as indicated in EITF 00-3, because, the customers do not have the right to take possession of the software under the Company’s ASP service arrangements, and in most cases it would not be feasible for the customer to do so, since their IT infrastructure would be insufficient to permit the operation of the software to support multiple users.  Many of the Company's ASP Customers are small independent movie distributors with very small "back office" operations.  Additionally, the Company notes that ASP-related revenues recognized in the fiscal years ended March 31, 2008, 2007 and 2006 was $246,000, $206,000, and $240,000, respectively.

16.
We note from your disclosure in the table that revenues relating to custom software development contracts are accounted for in accordance with SAB No. 104. However, your disclosure further indicates that customized software development contracts are recognized on a percentage-of-completion basis. The percentage-of-completion method is a model that is contemplated by SOP 81-1, not SAB No. 104. Please clarify the accounting literature relied upon for your customized software arrangements and tell us how you evaluated paragraph 7 of SOP 97-2 when determining your accounting treatment. Provide us with any proposed revisions to your disclosures.

RESPONSE:

As indicated in the response to Comment 12, the Company has modified its disclosure with respect to revenue recognition as it relates to the Media Services segment.  The Company notes that it has one contract that falls within the confines of the percentage of completion model.  The Company had noted that the scope of SOP 81-1 is specifically identified for construction type contracts and is not intended for “service transactions,” however the Company used and continues to use the methodologies contained in SOP 81-1 as guidance for this one contract.

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September 5, 2008
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In reviewing paragraph 7 of SOP 97-2, the Company will change its reference with respect to revenue recognition for the aforementioned contract recognition from SAB 104 to SOP 81-1.  The Company believes the accounting for the transaction was appropriate, since the methodologies contained in SOP 81-1 were utilized in the original accounting.

17.
Explain the nature of any multiple element arrangements. Describe the nature of the elements involved and the nature of the units of accounting that you account for as a separate and discrete earnings process. Tell us whether you are able to establish fair value (or VSOE, if applicable) for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2, if applicable). Your response should discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Please be as detailed as possible in tour response.

RESPONSE:

The Company does not have transactions that have multiple element arrangements as contemplated by EITF 00-21 or SOP 97-2.  However, the Company notes that for its Theater Command Center (“TCC”) software, exhibitors are charged a fee per screen, which is classified as a perpetual licensing fee.  The Company is only required to keep the TCC sotfware in compliance with a certain digital specification, which was published in 2005 and the TCC software already meets these specifications.  While ongoing minimal bug fixes for the TCC are required at the Company’s expense, there is no other post contract support to the customer.  As a result, the Company does not believe that the “minimal bug fix” precludes the recognition of revenue at the time the license is sold because the post contract support was deemed to be immaterial.  Additionally, over the past three fiscal years, the amount of revenue recorded related to TCC has been less than 2% of cumulative consolidated revenue.

18.
You indicate that cinema advertising service revenues are accounted for pursuant to SOP 00-2. Further describe the nature and significant terms of your arrangements with your customers and the exhibitors, including your rights and obligations. Your response should explain the nature of the fees you receive and the costs you incur. Explain how these arrangements are within the scope of SOP 00-2. Also, explain how you contemplated the indicators for gross versus net revenue reporting in EITF 99-19 in your presentation of revenues and direct operating costs.

Mr. Stephen Krikorian
September 5, 2008
Page Sixteen

RESPONSE:

The Company has contracts with various businesses that are in need of cinema ad space.  The Company designs and implements customized cinema ads to be placed on targeted movie screens.  The average cinema advertisement is sold for between $1,000 and $3,000 and will be shown on the contracted movie theater screens for a duration of up to twelve months.  The Company also has agreements with various movie exhibitors who agree to house the Company’s advertising projection equipment and permit the Company to display advertising before each movie showtime, in exchange for agreed upon payments.  The Company noted that the revenue guidance in SOP 00-2 was more akin to their advertising service revenue than most other guidance.  The Company views advertisements produced as being similar to the films referenced in SOP 00-2.  The Company does note that revenue is not recognized until all five elements in paragraph 7 of SOP 00-2 are met (similar to SAB 104).

The Company notes that the main components of the cost of each advertising contract is sales commissions, direct labor and direct costs associated with the movie screen “rental” charge.  The Company has considered EITF Issue No. 99-19, Reporting Revenue as a Principal versus Net as an Agent.  In the above arrangements, the Company contracts directly with the end user customers, is the primary obligor and carries all collectability risk.  As a result, the Company reports revenue on a gross basis.

19.
Please clarify the nature and terms of your arrangements to license digital systems to exhibitors and to collect VPFs from motion picture studios and ACFs from alternative content providers. Explain how you recognize revenues and identify the specific accounting guidance that you rely upon in recognizing revenues for the licensing of the digital systems to exhibitors and the collection of VPF and ACF fees. Describe how you determine the amount of VPF and ACF fees to recognize each period. In addition, tell us the amount of related revenues recognized from exhibitors as well as the amount of VPF and ACF fees incurred for each period presented. As part of your response, tell us what consideration you gave to the guidance in paragraph 4 of SOP 97-2 and EITF 01-8. Also, identify where you have disclosed your related revenue recognition policy.

RESPONSE:

The Company acknowledges the Staff’s comment, and will provide additional disclosure in future filings.  Please refer to the response to Comment 12, where certain additional disclosures have already been made in the Company’s 10-Q.

Mr. Stephen Krikorian
September 5, 2008
Page Seventeen

The Company recognizes VPF and ACF revenue in accordance with SAB 104.  The amount of revenue recognized each period is based on the number of movie titles and screens on which those titles are shown, multiplied by the contracted rate per screen. The nature and terms of the Company’s arrangements that give rise to VPFs and ACFs is as follows:  The Company purchases digital cinema equipment from third party vendors, generally consisting of a digital projector, server, media player and other ancillary equipment, in order to show movies and other content in a digital format, replacing the current method of showing movies on 35MM film reels.  The Company enters into a Master License Agreement (MLA) with movie exhibitors to house the equipment in their theatres, whereby the exhibitor agrees to maintain, safeguard and insure the equipment.  The exhibitor is authorized to utilize the equipment in the normal course of its business to show digital content from movie distributors that the Company has a VPF agreement with.  The exhibitor does not have unlimited access to use the equipment in any way they wish.  The exhibitor does not pay the Company for usage of the equipment, other than ACFs for the showing of such non-traditional content as concerts and sporting events that do not qualify as full length feature films.  The Company also has long-term agreements with the major Hollywood studios and several smaller movie studios, who pay the Company VPFs according to a fee schedule only when their feature films are shown on the Company’s digital cinema equipment.  In addition, any studio with whom the Company does not have a long-term contract, may play movies on the Company’s equipment, for the payment of agreed upon VPF’s.  While there is a per-movie VPF fee, there is no defined revenue or payment stream the Company receives from the movie distributors, because the amount of VPF’s is wholly dependent on the number of digital titles shown on the equipment, yet there is no obligation by the studios to play any digital titles on the equipment.  There is merely the requirement that if the exhibitor arranges for a particular movie to be supplied by a studio with which the Company has a contract, and if that movie is available to be played digitally, then the movie must be shown digitally, resulting in a VPF.   The Company has legal title to the equipment at all times.  For the year ended March 31, 2008, VPF’s totaled $42.4 million, while ACF’s only totaled $31,000.  While clearly immaterial, the Company has disclosed certain information regarding ACF’s because it believes this revenue source will grow in the future.

The Company considered the guidance in EITF 01-8 and does not consider the contracts with exhibitors or distributors to be a lease, particularly by reference to paragraph 12, where the Company notes that the exhibitor does not pay for the usage of the equipment and several distributors supply product to the equipment and pay varying amounts, which are not fixed or determinable.

Mr. Stephen Krikorian
September 5, 2008
Page Eighteen

The Company also considered the provisions of paragraph 4 of SOP 97-2, and notes that there is no lease of software and hardware that is occurring in this transaction.  Further, all maintenance for the equipment is contracted directly between the exhibitor and a third party vendor, not the Company, and the Company does not pay to maintain the equipment.

Direct Operating Costs, page F-15

20.
You indicate that other deferred expenses are capitalized and amortized on a straight-line basis over the same period as the related cinema advertising revenues are recognized. Explain how you assess the recoverability of your deferred costs and cite the authoritative accounting literature relied upon. In this regard, we note that your total deferred costs exceed your deferred revenues as of March 31, 2008.

RESPONSE:

Deferred costs at March 31, 2008 Balance Sheet are mostly related to unamortized debt issuance costs, and includes deferred advertising production costs.  Following is a detail of deferred costs at March 31, 2007 and 2008.

	As of March 31, 2007		As of March 31, 2008
($ in thousands)	Current Portion	Long Term Portion	Current Portion	Long Term Portion
Unamortized debt issuance costs	$1,323	$3,304	$3,081	$6,595
Cinema advertising related production costs	995	—	778	—
	$2,318	$3,304	$3,859	$6,595

The Company notes that the components of the cinema advertising deferred costs consist mainly of sales commissions, design costs, and “rental” fees paid to movie exhibitors for the usage of their screens.  The Company prices the advertising to achieve an acceptable profit margin, and therefore believes that there are no recoverability issues concerning the amounts it has deferred.

The Company has added the following to footnote 2 in its 10-Q and will continue to do so in all future filings to the extent applicable:

Mr. Stephen Krikorian
September 5, 2008
Page Nineteen

DEFERRED COSTS

Deferred costs primarily consist of the unamortized debt issuance costs related to the credit facility with General Electric Capital Corporation (“GECC”) and the $55.0 million of 10% Senior Notes issued in August 2007 (see Note 6), which are amortized on a straight-line basis over the term of the respective debt.  Also included in deferred costs is advertising production, post production and technical support costs related to developing and displaying advertising, which are capitalized and amortized on a straight-line basis over the same period as the related cinema advertising revenues are recognized.

Net Loss Per Share Available to Common Stockholders, page F-17

21.
Describe the dividend rights of your Class B Common Stock. Tell us whether your Class B Common Stock is required to participate in your net losses. Tell us what consideration you gave to presenting net loss per share for each class of common stock and how you have considered the guidance in Issue 5 of EITF 03-6.

RESPONSE:

Both classes of common stock participate in the Company’s net losses, however Class B does not have dividend rights.

There are 733,811 shares of Class B Common Stock outstanding, all owned by the Company’s CEO, which are convertible into Class A Common Stock at any time.  Due to the immateriality of this number compared to the approximately 26 million Class A shares, the Company did not separately state the loss per share relating to the Class B shares.

The Company has made the following changes related to the presentation of net loss per share in the Form 10-Q and will continue to do so in all future filings to the extent applicable:

Net loss per Class A and B common share - basic and diluted
Weighted average number of Class A and B common shares outstanding

Note 7. Stockholders’ Equity

Mr. Stephen Krikorian
September 5, 2008
Page Twenty

Access IT and AccessDM Stock Option Plans, page F-30

22.	Tell us your consideration of providing the disclosures required by paragraphs A240(c)(1) and (2) and (e)(2) of SFAS 123R.

RESPONSE:

The Company acknowledges the requirements of SFAS 123R, and will provide the following revised disclosures in future filings related to the AccessIT Stock Option Plan for the disclosures required by A240(c)(1) and (2) of SFAS 123R:

The weighted-average grant-date fair value of options granted during the fiscal years ended March 31, 2007 and 2008 was $7.26 and $2.06, respectively.  The total intrinsic value of options exercised during the fiscal years ended March 31, 2007 and 2008  was approximately $22,500 and $25,000 respectively.

The Company will provide the following revised disclosures in future filings related to the AccessIT Stock Option Plan as required by A240(e)(2) of SFAS 123R:

	For the fiscal years ended March 31,
	2006	2007	2008
Range of risk-free interest rates	4.0 – 4.6%	4.4 – 5.2%	2.5 – 5.0%
Dividend yield	—	—	—
Expected life (years)	10	10	5
Range of expected volatilities	56.0 – 110.0%	52.9 – 57.6%	52.5 – 56.5%

The risk-free interest rate used in the Black-Scholes option pricing model for options granted under the Company’s stock option plan awards is the historical yield on U.S. Treasury securities with equivalent remaining lives.

The Company does not currently anticipate paying any cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero is used in the Black-Scholes option pricing model.

The Company estimates the expected life of options granted under the Company’s stock option plans using both exercise behavior and post-vesting termination behavior, as well as consideration of outstanding options.

Mr. Stephen Krikorian
September 5, 2008
Page Twenty-One

The Company estimates expected volatility for options granted under the Company’s stock option plans based on a measure of historical volatility in the trading market for the Company’s common stock.

Note 10. Segment Information, page F-36

23.
Your disclosures indicate that you have three reportable segments including the Media Services segment, Content & Entertainment segment and Other segment. Tell us your consideration for providing all of the disclosures required by paragraphs 25 to 28 of SFAS 131 for each period for which an income statement is presented, with prior periods restated as described in paragraphs 34 and 35. In this respect, your disclosures should include information about segment profit or loss, including certain revenues and expenses included in segment profit or loss, reconciled to your total consolidated revenues and your total consolidated operating loss or net loss, as appropriate. Your disclosure should also specify other amounts regularly provided to the chief operating decision maker. In addition, tell us your consideration of Item 101(b) of Regulation S-K. In this regard, your Business section should disclose or provide a cross-reference to the notes to financial statements of financial information regarding each of the company’s three reporting segments including revenues from customers, a measure of profit or loss and total assets for each of the last three fiscal years. Provide us with any proposed revisions to your disclosures.

RESPONSE:

The Company acknowledges the requirements of SFAS 131 and notes that the following tables were inadvertently omitted from the Company’s Form 10-K and Form 10-K/A filings:

Capital Expenditures ($ in thousands)	Media Services	Content & Entertainment	Other	Corporate	Consolidated
For the fiscal year ended March 31, 2006	$15,961	$863	$505	$63	$17,392
For the fiscal year ended March 31, 2007	$115,934	$1,578	$1,027	$63	$118,602
For the fiscal year ended March 31, 2008	$75,491	$642	$13	$31	$76,177

Mr. Stephen Krikorian
September 5, 2008
Page Twenty-Two

	For the Fiscal Year Ended March 31, 2006
	Media Services	Content & Entertainment	Other	Corporate	Consolidated
Revenues from external customers	$6,519	$4,944	$5,332	$—	$16,795
Intersegment revenues	209	—	149	—	358
Total segment revenues	6,728	4,944	5,481	—	17,153
Less :Intersegment revenues	(209)	—	(149)	—	(358)
Total consolidated revenues	$6,519	$4,944	$5,332	$—	$16,795
Direct operating (exclusive of depreciation and amortization shown below)	4,118	3,762	3,670	—	11,550
Selling, general and administrative	3,690	204	50	4,943	8,887
Provision for doubtful accounts	18	—	168	—	186
Research and development	300	—	—	—	300
Stock-based compensation	—	—	—	—	—
Loss on disposition of assets	—	—	—	—	—
Impairment of intangible asset	—	—	—	—	—
Depreciation of property and equipment	2,469	463	700	61	3,693
Amortization of intangible assets	734	5	555	14	1,308
Total operating expenses	11,329	4,434	5,143	5,018	25,924
(Loss) income from operations	$(4,810)	$510	$189	$(5,018)	$(9,129)

Mr. Stephen Krikorian
September 5, 2008
Page Twenty-Three

	For the Fiscal Year Ended March 31, 2007
	Media Services	Content & Entertainment	Other	Corporate	Consolidated
Revenues from external customers	$23,023	$20,105	$3,982	$—	$47,110
Intersegment revenues	1,120	—	266	—	1,386
Total segment revenues	24,143	20,105	4,248	—	48,496
Less :Intersegment revenues	(1,120)	—	(266)	—	(1,386)
Total consolidated revenues	$23,023	$20,105	$3,982	$—	$47,110
Direct operating (exclusive of depreciation and amortization shown below)	8,018	10,043	4,153	—	22,214
Selling, general and administrative	5,738	6,030	534	6,263	18,565
Provision for doubtful accounts	234	564	50	—	848
Research and development	330	—	—	—	330
Stock-based compensation	127	10	33	2,750	2,920
Loss on disposition of assets	—	—	2,561	—	2,561
Impairment of intangible asset	—	—	—	—	—
Depreciation of property and equipment	12,524	1,168	938	69	14,699
Amortization of intangible assets	752	1,998	—	23	2,773
Total operating expenses	27,723	19,813	8,269	9,105	64,910
(Loss) income from operations	$(4,700)	$292	$(4,287)	$(9,105)	$(17,800)

Mr. Stephen Krikorian
September 5, 2008
Page Twenty-Four

	For the Fiscal Year Ended March 31, 2008
	Media Services	Content & Entertainment	Other	Corporate	Consolidated
Revenues from external customers	$53,917	$25,767	$1,300	$—	$80,984
Intersegment revenues	734	—	—	—	734
Total segment revenues	54,651	25,767	1,300	—	81,718
Less :Intersegment revenues	(734)	—	—	—	(734)
Total consolidated revenues	$53,917	$25,767	$1,300	$—	$80,984
Direct operating (exclusive of depreciation and amortization shown below)	8,938	16,749	882	—	26,569
Selling, general and administrative	6,137	9,377	215	7,441	23,170
Provision for doubtful accounts	586	810	—	—	1,396
Research and development	162	—	—	—	162
Stock-based compensation	266	65	—	122	453
Loss on disposition of assets	—	—	—	—	—
Impairment of intangible asset	—	1,588	—	—	1,588
Depreciation of property and equipment	27,046	1,748	423	68	29,285
Amortization of intangible assets	777	3,509	—	4	4,290
Total operating expenses	43,912	33,846	1,520	7,635	86,913
(Loss) income from operations	$10,005	$(8,079)	$(220)	$(7,635)	$(5,929)

The Company will file an Amendment No. 2 to the Form 10-K to address the omitted disclosures.  The Company has also included the appropriate tables in the Form 10-Q, which have been further revised in accordance with the guidance in SFAS 131.

Exhibits

24.	We note that we have granted five confidential treatment requests over the past two years. Please explain to us why you have not referenced them in the exhibit index to this filing.

RESPONSE:

The references were inadvertently omitted from the exhibit index in prior filings.  The exhibit index in future filings will be revised to include such references.

Mr. Stephen Krikorian
September 5, 2008
Page Twenty-Five

Certifications, Exhibits 31.1 and 31.2

25.
In future filings, please revise the certifications by your Principal Executive Officer and Principal Financial Officer so as not to include the certifying individual’s title at the beginning of the certifications. Conform the certifications with the text in Item 60l(b)(31) of Regulation S-K.

RESPONSE:

The certifications for the Form 10-Q have been revised to conform with the text in Item 601(b)(31) of Regulation S-K, and the Company will conform the certifications in all future filings.

Form 10-K/A filed June 26, 2008

26.
We note that the Form 10-K filed on June 16, 2008 included a power of attorney that appointed A. Dale Mayo and Guy S. Loffredo as attorney-in-fact to sign on behalf of each of the executive officers and directors. It appears that Brian D. Pflug signed as attorney-in-fact for several executive officers and directors in the amended Form 10-K filed on June 26, 2008. Please supplementally advise as to the authority under which Mr. Pflug signed the amended disclosure document.

RESPONSE:

Mr. Pflug signed under the authority of an Appointment of Substitute under Power of Attorney executed by Mr. Loffredo, an attorney-in-fact under the Power of Attorney filed with the Form 10-K.  The filing as an exhibit of the Appointment of Substitute under Power of Attorney was inadvertently omitted from the Form 10-K/A and will be filed as an exhibit to the next appropriate filing.

Form 8-K filed June 12, 2008

Exhibit 99.1

27.
Your disclosure in footnote 1 indicates that adjusted EBITDA is a measure of cash flow typically used by many investors, but is not a measure of earnings as defined under GAAP. Please reconcile this to your statement in Item 2.02 of the Form 8-K indicating that adjusted EBITDA is a performance measure and not a liquidity measure. If this non-GAAP measure is used to evaluate liquidity, consider revising your disclosures to present

Mr. Stephen Krikorian
September 5, 2008
Page Twenty-Six

a reconciliation to cash flow from operations as the most directly comparable GAAP measure. You should also include the three major categories of the statements of cash flows for each of the periods for which a non-GAAP measure is disclosed. Refer to Question 12 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

RESPONSE:

The following revised Footnote 1 that does not indicate that adjusted EBITDA is a liquidity measure will be used in future filings, as appropriate:

“Adjusted EBITDA is defined by the Company to be earnings before interest, taxes, depreciation and amortization, other income (expense), net, stock-based compensation and non-recurring items. Pursuant to the requirements of Regulation G, the Company has provided a reconciliation in the tables attached to this release of Adjusted EBITDA to U.S. GAAP net income (loss). The Company calculated and communicated Adjusted EBITDA in the tables because the Company's management believes it is of importance to investors and lenders by providing additional information with respect to the performance of its fundamental business activities. The Company's calculation of Adjusted EBITDA may or may not be consistent with the calculation of this measure by other companies in the same industry. Investors should not view Adjusted EBITDA as an alternative to the U.S. GAAP operating measure of net income (loss). In addition, Adjusted EBITDA does not take into account changes in certain assets and liabilities as well as interest and income taxes that can affect cash flows. Management does not intend the presentation of these non-GAAP measures to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. These non-GAAP measures should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with U.S. GAAP.”

Form DEF 14A filed July 28, 2008

Compensation Discussion and Analysis

28.	In future filings, please elaborate or the role of the Chief Executive Officer in the compensation process. Refer to Item 402(b)(2)(xv) of Regulation S-K.

RESPONSE:

The requested disclosure will be made in future filings.

Mr. Stephen Krikorian
September 5, 2008
Page Twenty-Seven

Competitive Positioning and Mix of Pay. page 16

29.
You disclose that total compensation for the company’s executive officers was “below median.” In future filings, please disclose the percentile level below median at which you determined total compensation.

RESPONSE:

The requested disclosure will be made in future filings.

30.
We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their variable compensation. In future filings, if material, please discuss the specific items of company performance used to determine bonus amounts and how your bonus awards are specifically structured around such performance goals and individual objectives. For example, discuss the target levels and threshold levels for Mr. Mayo’s incentive awards that you discuss on page 18. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v) and (vi) of Regulation S-K. To the extent that it is appropriate to omit specific targets, you must provide meaningful disclosure regarding the level of difficulty or likelihood of achieving such undisclosed target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Question 118.04 available at http://www.sec.gov/divisions/corpfun/guidance/regs-kinterp.htm.

RESPONSE:

The requested disclosure will be made in future filings.

Certain Relationships and Related Party Transactions, page 25

31.
You disclose that the “Audit Committee is responsible for the review and oversight of all related party transactions and other potential conflict of interest situations between the Company and its officers, directors, employees and principal stockholders.” In future filings, please explain the Committee’s policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b) of Regulation S-K regarding the types of material features of your policies and procedures you may discuss.

Mr. Stephen Krikorian
September 5, 2008
Page Twenty-Eight

RESPONSE:

The requested disclosure will be made in future filings.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Carol W. Sherman
Carol W. Sherman

cc: Gary Loffredo